UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Schnitzer Steel Industries, Inc.
(Exact Name of Registrant as Specified in Charter)

OREGON	0-22496	93-0341923
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

299 SW Clay Street, Suite 350, Portland, OR	97201
(Address of Principal Executive Offices)	(Zip Code)

Richard C. Josephson	(503) 224-9900
Senior Vice President,
General Counsel and Secretary
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Schnitzer Steel Industries, Inc. (the “Company”) is one of the nation’s largest recyclers of ferrous and nonferrous scrap metal, a leading recycler of used and salvaged vehicles and a manufacturer of finished steel products. The Company has three primary businesses: the Metals Recycling Business, the Auto Parts Business and the Steel Manufacturing Business.
This Form SD disclosure is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Pursuant to Rule 13p-1, the Company undertook to determine whether the products it manufactured or contracted to manufacture during the year ended December 31, 2014 contained conflict minerals necessary to the functionality or production of such products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold (“3TG”).
The Company evaluated its products to determine which of its products may contain 3TG. Based on this review, the Company determined that the post-industrial and post-consumer scrap that it processes and sells may contain 3TG. The Company conducted a reasonable country of origin inquiry based on a review of its business operations to determine whether any of the 3TG contained in its products originated in the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (together, the “Covered Countries”) or from recycled or scrap sources.
Based on the reasonable country of origin inquiry described above, the Company has in good faith concluded that any 3TG that may be included in its products for the period covered by this report originated from recycled or scrap sources.
In accordance with the requirements under Rule 13p-1, the above disclosure is also available on the Company’s website at www.schnitzersteel.com/values_integrity.aspx.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Schnitzer Steel Industries, Inc.
(Registrant)

By:	/s/ Richard C. Josephson	June 1, 2015
Name:	Richard C. Josephson
Title:	Senior Vice President, General Counsel and Secretary